Exhibit 99.3
WNS (HOLDINGS) LIMITED
PROXY STATEMENT
ANNUAL GENERAL MEETING
To be Held on October 20, 2010
This Proxy Statement is furnished in connection with the solicitation by the Board of Directors (the “Board” or the “Board of Directors”) of WNS (Holdings) Limited, a company incorporated in Jersey, Channel Islands (the “Company” or “WNS”), of proxies for voting at the Company’s Annual General Meeting of Shareholders (the “Annual General Meeting”) to be held on Wednesday, October 20, 2010, at 11.30 am (Jersey time), at the registered office of the Company located at 12 Castle Street, St Helier, Jersey JE2 3RT, Channel Islands, or any adjournments thereof, for the purposes summarized in the accompanying Notice of Annual General Meeting and described in more detail in this Proxy Statement.
Shareholders Entitled to Notice of and to Vote at the Annual General Meeting
The Board has fixed the close of business on September 14, 2010 as the date for determining those holders of ordinary shares (collectively, the “Shareholders”) who will be entitled to notice of and to vote at the Annual General Meeting. Copies of the Notice of Annual General Meeting, this Proxy Statement, the accompanying Form of Proxy appointing a proxy or proxies, and the notice of availability of the Company’s annual report on Form 20-F for the financial year ended March 31, 2010 (the “Annual Report”) were first mailed to Shareholders on or about September 17, 2010. Shareholders are advised to read this Proxy Statement carefully prior to returning their Form of Proxy.
A Shareholder is a person whose name appears on our Register of Members as a holder of our ordinary shares. At the close of business on August 31, 2010 there were 44,311,477 ordinary shares issued and outstanding.
Quorum
No business may be transacted at any general meeting unless a quorum of Shareholders entitled to vote at the meeting is present. Pursuant to the Articles of Association of the Company, the quorum for the holding of general meetings is not less than two Shareholders present in person or by proxy holding ordinary shares conferring not less than one-third of the total voting rights. If a quorum is not present, the Annual General Meeting will be adjourned to 11.30 am (Jersey time) on October 27, 2010 at 12 Castle Street, St Helier, Jersey JE2 3RT, Channel Islands.
Proxies
To be valid, the instrument appointing a proxy or proxies, and any power of attorney or other authority (e.g. board minutes) under which it is signed (or a notarially certified copy of any such power or authority), must be deposited at the registered office of the Company at 12 Castle Street, St Helier, Jersey JE2 3RT, Channel Islands not less than 48 hours before the time appointed for the holding of the Annual General Meeting or any adjournment thereof or for the taking of a poll at which the proxy proposes to vote. A proxy need not be a Shareholder. Shareholders may appoint any member of the Board or any other person as their proxy. The appointment of a proxy will not prevent a Shareholder from subsequently attending and voting at the meeting in person.

A Shareholder may appoint more than one person to act as his proxy and each such person shall act as proxy for the Shareholder for the number of ordinary shares specified in the instrument appointing the person as proxy. If a Shareholder appoints more than one person to act as his proxy, each instrument appointing a proxy shall specify the number of ordinary shares held by the Shareholder for which the relevant person is appointed his proxy. Each duly appointed proxy has the same rights as the Shareholder by whom he was appointed to speak at a meeting and vote at a meeting in respect of the number of ordinary shares held by the Shareholder for which he was appointed as proxy.
A proxy may be revoked by: (i) giving the Company notice in writing deposited at the Company’s registered office (care of Capita Secretaries Limited, attention: Dominic Hebert, at 12 Castle Street, St Helier, Jersey JE2 3RT, Channel Islands) before the commencement of the Annual General Meeting or any adjournment thereof or for the taking of a poll at which the proxy proposes to vote; (ii) depositing a new Form of Proxy with the Company Secretary before the commencement of the Annual General Meeting or any adjournment thereof or for the taking of a poll at which the proxy proposes to vote (although it should be noted that the new form of proxy will only be a valid proxy, as opposed to being capable of revoking an earlier Form of Proxy, if deposited not less than 48 hours before the time appointed for the Annual General Meeting or any adjournment thereof or for the taking of a poll at which the proxy proposes to vote); or (iii) attending in person and voting on a poll. No instrument appointing a proxy shall be revoked by the appointing Shareholder attending and participating in a meeting, unless the appointing Shareholder votes on a poll at the meeting in respect of the ordinary shares for which the relevant proxy is appointed his proxy.
Voting
On a show of hands, every Shareholder present in person or by proxy shall have one vote and on a poll, every Shareholder present in person or by proxy shall have one vote for each ordinary share held or represented. On a poll, a Shareholder entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way. A resolution put to the vote of Shareholders at the Annual General Meeting will be decided on a show of hands unless a poll is demanded by the Chairman of the Annual General Meeting or a Shareholder present in person or by proxy and entitled to vote at the Annual General Meeting. In the case of joint holders only one of them may vote and in the absence of election as to who is to vote, the vote of the holder whose name appears first in order in the Register of Members, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holders.
Ordinary shares represented by a duly executed instrument appointing a proxy or proxies that is deposited with the Company at its registered office (at least 48 hours before the time appointed for the Annual General Meeting) will be voted at the Annual General Meeting in accordance with Shareholders’ instructions contained in the instrument.
Resolutions 1 to 6 are proposed as ordinary resolutions. On a show of hands, each of the ordinary resolutions to be proposed at the Annual General Meeting will be duly passed by the affirmative vote of a simple majority of Shareholders present in person or by proxy and voting at the Annual General Meeting. If a poll is demanded in the manner described above, each of the ordinary resolution(s) to be proposed at the Annual General Meeting for which voting by poll is demanded will be duly passed by the affirmative vote of a simple majority of votes cast at the Annual General Meeting for each ordinary share held or represented, with each Shareholder present in person or by proxy having one vote for each ordinary share held or represented. In the event of an equality of votes, whether upon a show of hands or on a poll, the Chairman of the Annual General Meeting shall not be entitled to a second or casting vote.
General Information
The entire cost of the solicitation of proxies for the Annual General Meeting will be borne by WNS.
In this Proxy Statement, references to “$” or “US$” mean United States dollars, the legal currency of the United States.

SUMMARY OF PROPOSALS
Shareholders will be requested to vote on the following proposals at the Annual General Meeting:
1.	Adoption of the annual audited accounts of the Company for the financial year ended March 31, 2010, together with the auditors’ report;

2.	Ratification of the change in auditor from Ernst & Young to Grant Thornton, India:

3.	Fixation of auditors’ remuneration;

4.	Re-election of the Class I Director, Sir Anthony Armitage Greener;

5.	Re-election of the Class I Director, Mr. Richard O. Bernays;

6.	Approval of Directors’ remuneration for the financial year ending March 31, 2011.
PROPOSAL NO. 1
THAT the audited accounts of the Company for the financial year ended March 31, 2010, including the report of the auditors, be and hereby are adopted.
A company’s auditors are required by the Companies (Jersey) Law 1991 (the “Jersey Companies Act”) to make a report to the company’s shareholders on the accounts examined by them. The auditors’ report must state whether in their opinion the accounts have been properly prepared in accordance with the law and in particular whether either a true and fair view is given or the accounts are presented fairly in all materials respects
The Company’s financial statements included in the Annual Report have been prepared in conformity with United States generally accepted accounting principles and are accompanied by the auditors’ report from Ernst & Young. Shareholders are requested to adopt the audited accounts of the Company for the year ended March 31, 2010, together with the auditors’ report.
The Board recommends a vote “FOR” the adoption of the audited accounts of WNS for the financial year ended March 31, 2010, together with the auditors’ report.
PROPOSAL NO. 2
THAT a change in auditor from Ernst & Young to Grant Thornton, India be ratified and the appointment of Grant Thornton, India as the Company’s independent auditor until the next annual general meeting of the Company to be held in respect of financial year ending March 31, 2011 be and is hereby ratified.
A public company incorporated under the laws of Jersey, Channel Islands, is required by the Jersey Companies Act at each annual general meeting to obtain shareholders’ approval to appoint an auditor to hold office from the conclusion of that meeting to the conclusion of the next annual general meeting. The directors of a company may fill any casual vacancy in the office of the auditor.
The firm of Ernst & Young (“Former Auditor”) served as the Company’s “independent registered public accounting firm” for the financial year ended March 31, 2010. The Former Auditor was first appointed as independent registered public accounting firm of the Company in 2003. See “Principal Accountant Fees and Services” below for a discussion of the fees paid or accrued for the audit and other services provided by the Former Auditor for the financial years ended March 31, 2010 and 2009 and the Audit Committee pre-approval process relating to the scope and cost of all audit and permissible non-audit services performed by the independent auditors.

On August 25, 2010, the Audit Committee decided not to recommend the Former Auditor for re-appointment as independent auditor of the Company and appointed the firm of Grant Thornton, India to serve as the Company’s independent auditor until the next annual general meeting of the Company to be held in respect of financial year ending March 31, 2011. The decision was made by the Audit Committee following a tender process undertaken by the Audit Committee. On September 4, 2010, the Company received a letter dated August 31, 2010 from the Former Auditor confirming that the client-auditor relationship between the Company and the Former Auditor has ceased.
The Former Auditor’s reports on the Company’s consolidated financial statements for the financial years ended March 31, 2010 and 2009 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles, except that the audit report for the consolidated financial statements as of March 31, 2010 and 2009 and for each of the three years ended March 31, 2010 indicated that (i) the consolidated financial statements for the financial years ended March 31, 2009 and 2008 have been restated as discussed in Note 2 to the consolidated financial statements and (ii) as discussed in Note 3 to the consolidated financial statements, effective April 1, 2009 the Company adopted Financial Accounting Standards Board Statement (“FASB”) No. 160 Non-controlling interests in consolidated financial statements, as an amendment to ARB No. 51 (codified in FASB Accounting Standard Codification Topic 810 Consolidation) in respect of the redeemable non controlling interests of a subsidiary.
During the financial years ended March 31, 2010 and 2009, and the three months ended June 30, 2010, there were no disagreements (as such term is defined in Item 16F(a)(1)(iv) of Form 20-F under the U.S. Securities Act of 1933, as amended ( “Form 20-F”), and the related instructions to Item 16F) with the Former Auditor on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of the Former Auditor, would have caused the Former Auditor to make reference to the subject matter of the disagreements in its reports on our consolidated financial statements for such years.
During the financial years ended March 31, 2010 and 2009 and the three months ended June 30, 2010, there have been no “reportable events” (as such term is defined in Item 16F(a)(1)(v) of Form 20-F) except as described below.
As reported in our Annual Report on Form 20-F for the financial year ended March 31, 2010 (the “FY2010 Form 20-F”), the Company, in consultation with its Audit Committee, concluded that (i) its previously issued financial statements for the financial years ended March 31, 2009, 2008, 2007 and 2006 and for the first, second and third quarters of the year ended March 31, 2010 and each of the quarters of the year ended March 31, 2009 should be restated to correct the Company’s prior accounting treatment for referral fees earned from garages, and revenue and costs on completed but unbilled repairs, in its auto claims business, as described therein, (ii) the financial information included in the reports previously filed or furnished by the Company for periods from April 1, 2005 through December 31, 2009 should no longer be relied upon and are superseded by the information contained in the FY2010 Form 20-F, and (iii) as of March 31, 2010, the Company’s internal control over financial reporting was not effective due to a material weakness identified in the design and operating effectiveness of the Company’s controls over the recognition and accrual of repair payments to garages and related fees in its auto claims business, as a result of which the Company has restated its audited consolidated financial statements as summarized above and described in detail in the FY2010 20-F. The Former Auditor’s report on internal control over financial reporting stated that the Company did not maintain effective internal control over financial reporting as of March 31, 2010. The Company is in the process of implementing certain measures described in the FY2010 20-F to remediate the material weakness described above. The Company has authorized the Former Auditor to respond fully to any inquiries of Grant Thornton, India regarding the reportable events discussed above.
During the financial years ended March 31, 2010 and 2009 and the three months ended June 30, 2010, the Company did not, nor did anyone on the Company’s behalf, consult with Grant Thornton, India regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on its financial statements, and neither a written report nor oral advice was provided to the Company that Grant Thornton, India concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F) or a reportable event (as defined in Item 16F(a)(1)(v) of Form 20-F), except as described below.
In March 2010, the Company engaged Grant Thornton, India to carry out an independent goodwill impairment test analysis regarding the recorded goodwill of (i) Chang Limited (that was acquired by the Company in April 2008), the holding company of Call 24/7 Limited (“Call 24/7”) which is the key operating entity, and (ii) Business Applications Associates Limited (“BizAps”) (that was acquired by the Company in June 2008). In May 2010, Grant Thornton, India issued valuation reports concluding that in its view, subject to the caveats set forth in the reports, the fair value of Call 24/7 and BizAps was significantly higher than the carrying value of businesses as on March 31, 2010, respectively, and accordingly, the goodwill relating to the acquisition of Call 24/7 and BizAps, respectively, was not impaired. The Company considered Grant Thornton, India’s valuation reports on Call 24/7 and BizAps and concluded that the fair value of Call 24/7 and BizAps was significantly higher than the carrying value of businesses as on March 31, 2010, respectively, and accordingly, the goodwill relating to the acquisition of Call 24/7 and BizAps, respectively, was not impaired. The Company’s valuation and goodwill impairment test analysis were subject to audit by the Former Auditor in connection with the Former Auditor’s audit of the Company’s consolidated financial statements as of and for the financial year ended March 31, 2010. The Former Auditor accepted the Company’s valuation and goodwill impairment analysis. Grant Thornton has confirmed to us that these services do not impair Grant Thornton, India’s independence for being appointed as independent auditor for the financial year ending March, 31, 2011.
The Company has provided the Former Auditor and Grant Thornton, India with a copy of the foregoing disclosures and they have each indicated to the Company that they have no disagreement with the disclosures.
Shareholders are requested to ratify a change in auditor from Ernst & Young to Grant Thornton, India and the appointment of Grant Thornton, India as the Company’s independent auditor in respect of the financial year ending March 31, 2011 and until the annual general meeting of the Company to be held in 2011.
The Board, upon the recommendation of the Audit Committee of the Board, recommends a vote “FOR” a ratification of the change in auditor from Ernst & Young to Grant Thornton, India and the appointment of Grant Thornton, India as the Company’s independent auditor until the next annual general meeting of the Company to be held in respect of financial year ending March 31, 2011.
PROPOSAL NO. 3
THAT a maximum sum of US$1 million be and hereby is approved as being available for the payment of the remuneration of the Former Auditor and Grant Thornton, India following its appointment as the Company’s independent auditor for their audit services to be rendered in respect of financial year ending March 31, 2011 and that the Board or a committee thereof is authorized to determine the remuneration payable from time to time to the auditors during this period subject to the maximum sum stipulated.
Under the Articles of Association of the Company, the shareholders in general meeting fix the remuneration of the auditors. The level of fees to be charged by the auditors for audit services to be rendered in respect of the financial year ending March 31, 2011 is not known. Consequently, the approval of the Shareholders in a general meeting is sought for a maximum sum of US$1 million to be available for payment of remuneration of the auditors for audit services to be rendered during the financial year ending March 31, 2011. The precise amount to be paid to the auditors for audit services, subject to a maximum fee of US$1 million will be determined by the Board or a committee thereof.
The Board upon the recommendation of the audit committee recommends a vote ‘FOR’ the fixation of auditor’s remuneration for the audit services to be rendered in respect of the financial year ending March 31, 2011.

PROPOSAL NO. 4
THAT Sir Anthony Armitage Greener be and hereby is re-elected to hold office as a Class I Director from the date of the Annual General Meeting.
Sir Anthony Armitage Greener is currently a Class I Director of the Company. The period of office of a Class I Director expires at this Annual General Meeting. Accordingly, it is proposed that Sir Anthony Armitage Greener be re-elected as a Class I Director.
The biography of Sir Anthony Armitage Greener and a complete listing of all our Directors are provided in this Proxy Statement.
The Board recommends a vote “FOR” the re-election of Sir Anthony Armitage Greener to the Board of Directors.
PROPOSAL NO. 5
THAT Mr. Richard O. Bernays be and hereby is re-elected to hold office as a Class I Director from the date of the Annual General Meeting
Mr. Richard O. Bernays is currently a Class I Director of the Company. The period of office of a Class I Director expires at this Annual General Meeting. Accordingly, it is proposed that Mr. Richard O. Bernays be re-elected as a Class I Director.
The biography of Mr. Richard O. Bernays and a complete listing of all our Directors are provided in this Proxy Statement.
The Board recommends a vote “FOR” the re-election of Mr. Richard O. Bernays to the Board of Directors.
PROPOSAL NO. 6
THAT:
(a)	an aggregate sum of US$3 million be and hereby is approved as being available for the payment of remuneration and other benefits (excluding the making of awards of options and restricted share units referred to in (b) below) to the Directors of the Company, to be applied as the Directors may decide in their discretion, for the period from the Annual General Meeting until the next annual general meeting of the Company to be held in respect of the financial year ending March 31, 2011; and

(b)	as a further part of the Directors’ remuneration, the making of awards of options and restricted share units (“Awards”) under the Amended and Restated 2006 Stock Incentive Plan (the “Plan”) to Directors by the compensation committee of the Board in its discretion for the period from the Annual General Meeting until the next annual general meeting of the Company to be held in respect of the financial year ending March 31, 2011 be and hereby is approved, provided that the maximum aggregate number of ordinary shares in the capital of the Company that may be issued or transferred pursuant to any Awards made or to be made to the Directors pursuant to the Plan is limited to four million.
In accordance with Article 102 of the Articles of Association of the Company, the Company is requesting shareholders’ approval for an aggregate sum of US$3 million to be available for the payment of remuneration and other benefits (excluding the making of Awards pursuant to the Plan). Further, as part of the Directors’ remuneration, the Company is also requesting for Awards to be granted by the compensation committee of the Board in its discretion (subject to a limit of four million) in accordance with the Plan to the Directors of the Company for the period from the Annual General Meeting until the next annual general meeting of the Company to be held in respect of the financial year ending March 31, 2011. The aggregate sum of remuneration and other benefits (excluding the making of Awards pursuant to the 2006 Incentive Award Plan which were made in accordance thereof) paid to the Directors for their services rendered during the financial year ended March 31, 2010 was US$2.96 million. Our Directors were granted 405,383 restricted share units during the financial year ended March 31, 2010.
The Board recommends a vote “FOR” the approval of (a) a maximum sum of US$3 million as being available for the payment of Directors’ remuneration and other benefits (excluding the making of Awards ) and (b) the making of Awards under the Plan to Directors by the compensation committee of the Board in its discretion (subject to a limit of four million) for the period from the Annual General Meeting until the next annual general meeting of the Company to be held in respect of the financial year ending March 31, 2011.
OTHER BUSINESS
The Board does not presently intend to bring any other business before the Annual General Meeting, and so far as is known to the Board, no matters will be brought before the Annual General Meeting except as is specified in this Proxy Statement. As to any business that may properly come before the Annual General Meeting, however, it is intended that proxies, in the form enclosed, will be voted in respect thereof in accordance with the judgment of those persons voting such proxies.

Directors and Executive Officers
Our Board of Directors consists of seven directors.
The following table sets forth the name, age (as of August 31, 2010) and position of each of our directors and executive officers as of the date hereof.

Name	Age	Designation
Directors
Eric B. Herr(1)(2)(3)(4)	62	Non-Executive Chairman
Keshav R. Murugesh (5)	47	Director and Group Chief Executive Officer
Jeremy Young	45	Director
Deepak S. Parekh(3)(7)	65	Director
Richard O. Bernays(2)(4)(8)	67	Director
Anthony Armitage Greener(2)(3)(4)(9)	70	Director
Albert Aboody(6)	63	Director
Executive Officers
Keshav Murugesh (5)	47	Group Chief Executive Officer
Alok Misra	43	Group Chief Financial Officer
J.J. Selvadurai	51	Managing Director — Europe

Notes:

(1)	Appointed as Chairman of the Board with effect from December 17, 2009 in place of Ramesh Shah. Mr. Shah resigned from the services of our company and as a director of the Board with effect from March 29, 2010.

(2)	Member of our nominating and corporate governance committee.

(3)	Member of our compensation committee.

(4)	Member of our audit committee.

(5)	Keshav R. Murugesh was appointed as the Group Chief Executive Officer of our company with effect from February 19, 2010.

(6)	Appointed as a director and Chairman of our audit committee in place of Sir Anthony Greener with effect from June 28, 2010.

(7)	Chairman of our nominating and corporate governance committee. Mr. Parekh also served as a member of our audit committee from July 2006 to May 31, 2010.

(8)	Chairman of our compensation committee.

(9)	Sir Anthony Greener served as Chairman of our audit committee from December 17, 2009 (upon Eric Herr stepping down as the Chairman) to June 28, 2010 (upon Albert Aboody taking over the office of Chairman of our audit committee).
On September 13, 2010, Steve Reynolds’ employment agreement was terminated and he ceased to be the Managing Director — North America with immediate effect. Mr. Reynolds’ responsibilities will temporarily be assumed by Ronald Strout, who joined the Company as Chief of Staff and Head — Americas in August 2010, Mr. Strout is not an executive officer of the Company. The Company intends to appoint a new Global Head of Sales and Marketing in due course.
On June 1, 2010, Mr. Parekh entered into a consulting arrangement with another party, whereupon he ceased to qualify as independent under Rule 10A-3 of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Accordingly, Mr. Parekh stepped down from our audit committee effective June 1, 2010. Further, our

Board of Directors has decided that it will not consider Mr. Parekh as an independent director under the NYSE listing standards effective June 1, 2010. Accordingly, our Board of Directors decided that from June 1, 2010 to June 27, 2010 (immediately prior to the appointment of Albert Aboody as a member of our Board of directors), it was not majority independent and effective June 1, 2010, our nominating and corporate governance committee and our compensation committee are no longer fully independent. From June 1, 2010 to June 27, 2010, we elected to follow our home country (Jersey, Channel Islands) practice, which does not impose a board or committee independence requirement.
We appointed Albert Aboody as a member of our Board of Directors and as Chairman of our audit committee effective June 28, 2010. Mr. Aboody satisfies the “independence” requirements of Rule 10A-3 of the Exchange Act and the NYSE listing standards. With Mr. Aboody’s appointment as an independent director, our Board of Directors once again became majority independent effective June 28, 2010. We continue to follow home country practice in respect of committee independence requirement. Our nominating and corporate governance committee and our compensation committee continue to not be fully independent and our home country does not impose any committee independence requirement.
Summarized below is relevant biographical information covering at least the past five years for each of our directors and executive officers.
Directors
Eric B. Herr was appointed to our Board of Directors in July 2006. On December 17, 2009 Mr. Herr was appointed as the Non-Executive Chairman of the Board. Mr. Herr is based in the United States. He currently serves on the board of directors of Taleo Corporation (since 2002), Starcite Private Limited (since 2007) and Regulatory Data Corporation (since 2009). He was a director of Workscape from 2005 to 2008. From 1992 to 1997, Mr. Herr served as Chief Financial Officer of Autodesk, Inc. Mr. Herr received a Master of Arts degree in Economics from Indiana University and a Bachelor of Arts degree in Economics from Kenyon College. The business address for Mr. Herr is P.O. Box 719, Bristol, NH 03222, USA.
Keshav R. Murugesh was appointed as our Group Chief Executive Officer and director in February 2010. Mr. Murugesh is based out of Mumbai. Prior to joining WNS, Mr. Murugesh was the Chief Executive Officer of Syntel Inc, a Nasdaq -listed information technology company. He holds a Bachelor of Commerce degree and is a Fellow of The Institute of Chartered Accountants of India. He was a director of Syntel Ltd and Syntel Global Pvt Ltd. He is a frequent industry speaker and serves as the Chairman of SIFE (Students in Free Enterprise) India, which is a global organization involved in educational outreach projects in partnership with businesses across the globe. The business address for Mr. Murugesh is Gate 4, Godrej & Boyce Complex, Pirojshanagar, Vikhroli West, Mumbai 400 079, India.
Jeremy Young was appointed to our Board of Directors as a nominee of Warburg Pincus, the principal shareholder of our Company, in May 2004. He is head of Warburg Pincus’ German office as well as focuses on fund raising. Whilst at Warburg Pincus he has also been head of the firm’s European investment activities in healthcare and business services. He held various positions at Baxter Healthcare International, Booz, Allen & Hamilton International and Cellular Transplant/Cytotherapeutics before he joined Warburg Pincus in 1992. He received a Master of Arts degree in English from Cambridge University and a Master of Business Administration from Harvard Business School. He is currently also a director of Warburg Pincus Roaming II S.A as well as a trustee of The Hemophilia Society. The business address for Mr. Young is Warburg Pincus International LLC, Almack House, 28 King Street, St. James, London SW1Y 6QW, England.
Deepak S. Parekh was appointed to our Board of Directors in July 2006. Mr. Parekh is based in Mumbai, India. He currently serves as the Chairman (since 1993) and Chief Executive Officer of Housing Development Finance Corporation Limited, a housing finance company in India which he joined in 1978. Mr. Parekh is the non-executive Chairman (since 1994) of one of our clients, GlaxoSmithKline Pharmaceuticals Ltd. Mr. Parekh is also a director of several Indian public companies such as Lafarge India Pvt. Limited (since 2005) Singapore Telecommunications Ltd (since 2004), Siemens Ltd. (since 2003), HDFC Chubb General Insurance Co. Ltd. (since 2002), Exide Industries Limited (since 2001), HDFC Standard Life Insurance Co. Ltd. (since 2000), HDFC Asset Management Co. Ltd (since 2000), The Indian Hotels Co. Ltd. (since 2000), Castrol India Ltd. (since 1997), Infrastructure Development Finance Co. Ltd (since 1997), Hindustan Lever Ltd. (since 1997), Borax Morarji Limited (since 1997), Bharat Bijlee Limited (since 1995), GlaxoSmithKline Pharmaceuticals Ltd.

(since 1994), Hindustan Oil Exploration Corporation Ltd. (since 1994), Zodiac Clothing Company Limited (since 1994), Mahindra & Mahindra Ltd. (since 1990), and Housing Development Finance Corporation Ltd (since 1985). He was a director of Satyam Computer Services Limited during 2009. Mr. Parekh received a Bachelor of Commerce degree from the Bombay University and holds a Chartered Accountant degree from the Institute of Chartered Accountants in England & Wales (ICAEW). The business address for Mr. Parekh is Housing Development Finance Corporation Limited, Ramon House, H.T. Parekh Marg, 169 Backbay Reclamation, Churchgate, Mumbai 400 020, India.
Richard O. Bernays was appointed to our Board of Directors in November 2006 and is based in London. Prior to his retirement in 2001, Mr. Bernays held various senior positions at Old Mutual, plc, a London-based international financial services company, and most recently served as Chief Executive Officer of Old Mutual International. Prior to that, he was with Jupiter Asset Management in 1996, Hill Samuel Asset Management from 1991 to 1996, and Mercury Asset Management from 1971 to 1992. Mr. Bernays currently serves on the board of directors of several public companies, including The NMR Pension Trustee Limited (since 2009), The American Museum in Britain (since 2008), Beltone MENA Equity Fund Limited (since 2007), Charter Pan European Trust plc (since 2004), Impax Environmental Markets Trust plc (since 2002), Gartmore Global Trust plc (since 2001), Taikoo Developments Limited (since 1997), The Throgmorton Trust (since 2002), MAF Trust (since 2005) and GFM Cossack Bond Company Limited (since 1997). He was a director of Hermes Pension Management from 2005 to 2007, Singer and Friendlander from 2003 to 2005 and Martin Curie Income and Growth Trust from 1997 to 2008. Mr. Bernays is also a member of the Supervisory Board of the National Provident Life. He received a Masters of Arts degree from Trinity College, Oxford University. The business address of Mr. Bernays is E72 Montevetro, 100 Battersea Church Road, London SW11 3YL
Sir Anthony Armitage Greener was appointed to our Board of Directors in June 2007. He served as Chairman of the audit committee from December 17, 2009 (upon Mr. Herr steping down as the Chairman) to June 28, 2010 (upon Mr. Aboody taking over the office of Chairman of the audit committee). Sir Anthony is based in London. He was the Deputy Chairman of British Telecom from 2001 to 2006 and the Chairman of the Qualifications and Curriculum Authority from 2002 to 2008 and Diageo plc from 1997 to 2000. Prior to that, Sir Anthony was the Chairman and Chief Executive of Guinness plc from 1992 to 1997 and the Chief Executive Officer of Dunhill Holdings from 1974 to 1986. Sir Anthony is presently a director of Nautor AB (since 2009), Williams Sonoma (since 2007), United Learning Trust (since 2005), United Church Schools (since 2005) and SF Trust (since 2005). He was a director of Robert Mondavi from 2000 to 2005. Sir Anthony was honored with a knighthood in 1999 for his services to the beverage industry. Sir Anthony is a Fellow Member of the Chartered Institute of Management Accountants, and Vice-President of the Chartered Institute of Marketing. The business address of Sir Anthony is the Minton Trust, 26 Hamilton House, Vicarage Gate, London W8 4HL.
Albert Aboody was appointed to our Board of Directors in June 2010. He was also appointed as the Chairman of the audit committee. Mr. Aboody is based in United States. He was Partner, KPMG LLP (USA) from 1986 to 2009. Albert is Certified Public Accountant since 1979 and is a Member, American Institute of Certified Public Accountants. He received undergrduate degree from Priceton University and Postgraduate Research Studentship from Cambridge University. Albert Co-authored chapters on SEC Reporting Requirements published in Corporate Controller’s Manual (Thompson Reuters) 2001-2008 annual editions. The Business address for Mr. Aboody is 424 E 57th St #3D, NewYork, NY 10022.
Our Board believes that each of our company’s directors is highly skilled, experienced and qualified to serve as a member of the Board and its committees. Each of the directors, because of their diverse business experience and background, contribute significantly in managing the affairs of our company. The Board of Directors has not adopted any formal policy with respect to diversity, however, our Board of Directors believes that it is important for its members to represent diverse viewpoints and contribute in the Board’s decision making process. Our Board evaluates candidates for election to the Board; the Board seeks candidates with certain qualities that it believes are important, including experience, integrity, an objective perspective, business acumen and leadership skills. The continuing service by our directors promotes stability and continuity in the boardroom and gives us the benefit of their familiarity and insights into our business.

Executive Officers
Keshav R. Murugesh is our Group Chief Executive Officer. Please see “— Directors” above for Mr. Murugesh’s biographical information.
Alok Misra serves as our Group Chief Financial Officer. Mr. Misra is based in Mumbai, India and joined WNS in February 2008. Mr. Misra’s responsibilities as Group Chief Financial Officer include finance and accounting, legal and regulatory compliance and risk management. Prior to joining WNS, Mr. Misra was group chief financial officer at MphasiS Limited (a subsidiary of Electronic Data Systems, now a division of Hewlett-Packard) and financial controller at ITC Limited. Mr. Misra is presently director of Value and Budget Housing Corporation (India) Private Limited (since 2009). He is a Fellow of the Institute of Chartered Accountants in India. Mr. Misra received an honors degree in commerce from Calcutta University. The business address for Mr. Misra is Gate 4, Godrej & Boyce Complex, Pirojshanagar, Vikhroli West, Mumbai 400 079, India.
J.J. Selvadurai is Managing Director of European Operations. Prior to that, he was the Chief Executive Officer of our enterprise services business unit until September 2007. Mr. Selvadurai is a business process outsourcing industry specialist with over 20 years of experience in offshore outsourcing. He pioneered such services in Sri Lanka and set up and managed many processing centers in the Philippines, India, Pakistan and the UK. Mr. Selvadurai is a certified electronic data management and processing trainer. Prior to joining WNS in 2002, Mr. Selvadurai was Asia Managing Director (Business Process Outsourcing services) of Hays plc, a FTSE 100 B2B services company. Mr. Selvadurai is presently director in Business forms (Private) Limited, Sri Lanka (since 1984) and Data Cap (Private) Limited, India (since 2000) Mr. Selvadurai is certified in data management and is a member of the data processing institute. The business address for Mr. Selvadurai is The Lodge, Harmondsworth Lane, West Drayton, Middlesex, UB7 0AB UK.
B. Compensation
Compensation Discussion and Analysis
Compensation Objectives
Our compensation philosophy is to align employee compensation with our business objectives, so that compensation is a strategic tool, rather than just an expense. The key focus of our compensation philosophy is to align the incentives of our employees with our business objectives while minimizing the risks from external market dynamics. We also use compensation to reinforce a high performance work ethic and to attract, motivate and engage high performing individuals and teams.
Compensation is determined by keeping in mind our philosophy, internal parity, external equity and market dynamics. Our compensation structures and policies differ by country or geography. These policies are designed to pay compensation that we would pay to our employees based out of that location and to comply with the local employment laws.
It is critical that we attract, motivate and retain highly talented individuals, at all levels of the organization, who are committed to our core values of commitment, equality, innovation, development and mutual respect. We believe that our compensation programs are integral to achieving these goals.
The following objectives guide us in establishing and maintaining all of our compensation programs:
•	Pay for Performance: We design compensation to pay for performance in order to provide for better compensation against higher performance levels; conversely, where individual performance and/or our company performance falls short of expectations, the programs should deliver lower compensation. In periods of temporary downturns in our performance, our programs continue to ensure that successful, high-performing employees remain motivated and committed.

•	External Market Dynamics; Linked with Shareholder Value: Our equity-based compensation is awarded to employees with higher levels of responsibility and greater influence on long-term results, thereby making a significant portion of their total compensation dependent on long-term share appreciation.

•	Pay Differentiation: Based on Individual Performance and our Performance. As employees progress in the hierarchy of our company, they will be able to more directly affect the company results. Therefore, an increasing proportion of their pay is linked to company performance and shareholder value.

•	Competitiveness Value of the Job in the Marketplace: In order to attract and retain a highly skilled work force, we remain competitive with the pay of other employers who compete with us for talent in the relevant markets.
Assessment Processes
We have established a number of processes to assist in ensuring that our compensation programs operate in line with their objectives. Among those are:
•	Assessment of Company Performance: Financial performance measures are used to determine a significant portion of the size of payouts under our cash incentive bonus program. The financial performance measures, adopted on improving both top-line revenues and bottom-line earnings, are pre-established by our compensation committee annually at the beginning of the fiscal year and are applied uniformly across the company. When the pre-determined financial measures are achieved as set forth in our annual plan, employees who are eligible for cash incentive bonuses receive amounts that are at target. The cash incentive bonus for each senior management who has responsibility for a business unit is also tied to the financial performance of the business unit headed by such senior managers. These measures reflect targets that are intended to be aggressive but attainable. The remainder of an individual’s payout under our cash incentive bonus program is determined by individual performance. Our senior management refers to our business unit and enabling unit leaders.

•	Assessment of Individual Performance: The evaluation of an individual’s performance determines a portion of the size of payouts under our cash incentive bonus program and also influences any changes in base salary. At the beginning of each fiscal year, our compensation committee, along with our Group Chief Executive Officer, set the respective performance objectives for the fiscal year for the executive officers and senior management. The performance objectives are initially proposed by our Group Chief Executive Officer and modified by our compensation committee based on the performance assessment conducted for the preceding fiscal year and also looking at targets for the current fiscal year. Every evaluation metric is supplemented with key performance indicators. At the end of the fiscal year, our Group Chief Executive Officer discusses respective achievement of the pre-established objectives as well as the senior management’s contribution to our company’s performance and other leadership accomplishments. This evaluation is shared with our compensation committee and then with our executive officers and senior management. After the discussion, our compensation committee, in discussion with our Group Chief Executive Officer, assigns a corresponding numerical performance rating that translates into specific payouts under our cash incentive bonus program and also influences any changes in base salary.
Benchmarking and Use of Compensation Consultant
In general, our compensation committee reviews our executive compensation programs relative to publicly available compensation data compiled directly for our compensation committee by our Chief People Officer for a group of companies that provide business and technology services. For fiscal 2010, our Chief People Officer prepared the information for our compensation committee based on inputs from Kepler Associates, a leading independent adviser and consultant on executive remuneration. Our Chief People Officer, in discussion with our compensation committee and the independent advisor Kepler Associates, agreed on the specific set of comparator companies for the benchmark. The list of companies against which we benchmarked the compensation of our executive officers and senior management in fiscal 2010 included the following companies:
•	Cognizant Technology Solutions;

•	EXL Service Holdings;

•	First Source solutions Limited;

•	Genpact Limited;

•	Infosys Technologies Limited;

•	Syntel Inc.;

•	Tata Consultancy Services Limited; and

•	Wipro Limited.
Our compensation committee will review and revise as appropriate from time to time the list of companies with publicly available compensation information against whom we will benchmark our compensation programs, to ensure that such list includes those companies that are most comparable to us with regard to services provided and relevant geographic areas.
Our compensation committee uses the data primarily to ensure that our executive compensation programs, including those for our executive officers and our senior management are competitive. There is enough flexibility in the existing compensation programs to respond and adjust for the evolving business environment. Accordingly, an individual’s executive compensation elements could be changed by our committee based on changes in job responsibilities of the executive.
For fiscal 2010, our compensation committee concluded that there would be no increase in the base salaries (fixed compensation in the case of India — based officers) for the executive officers and senior management. Our committee however approved the grant of shares in the form of RSUs to the executive officers and senior management.
Although many compensation decisions are made in the first quarter of the fiscal year, our compensation planning process neither begins nor ends with any particular compensation committee meeting. Compensation decisions are designed to promote our fundamental business objectives and strategy. Our compensation committee periodically reviews related matters such as succession planning, evaluation of management performance and consideration of the business environment and considers such matters in making compensation decisions.
Components of Executive Compensation for Fiscal 2010
For fiscal 2010, the compensation of our executive officers and senior management consisted of the following five primary components:
•	Base salary or, in the case of executive officers based in India, fixed compensation;

•	Cash bonus;

•	Equity incentives of RSUs;

•	Benefits and perquisites; and

•	Severance benefits.
The mix of compensation elements is designed to reward short-term results, motivate long-term performance and encourage our employees to remain with us for longer terms. Base salaries and cash incentive bonuses are designed to reward annual achievements and be commensurate with the responsibilities, demonstrated leadership abilities, management experience and expertise.
Other elements of compensation focus on motivating and challenging each executive officer to achieve sustained and longer-term results. Individuals are assessed on the achievement of objectives and pre-established financial performance measures, in determining a significant portion of the cash incentive bonuses for our executive officers and senior management.

The following is a discussion of our considerations in determining each of the compensation components for our executive officers and senior management.
Base Salary
Base salary is a fixed element of our employees’ annual cash compensation, the payment of which is not tied to our performance. We provide the opportunity for each of our executive officers and senior management to earn a competitive annual base salary. We provide this opportunity to attract and retain an appropriate caliber of talent for the position and to provide a base wage that is not subject to our performance risk.
Cash Bonus
Cash performance bonuses are awarded at the end of each fiscal year based upon the achievement of individual and company performance targets. The cash performance bonuses payable are accrued every month. Statutorily applicable taxes and contributions payable on these amounts are deducted before payment. Our executive officers and senior management have a diverse set of measurable goals that are designed to promote the interests of our five key constituencies: shareholders, customers, creditors, society and employees. Our cash bonuses are also designed to build our organizational capabilities and achieve other strategically important initiatives.
These goals reflect their key responsibilities during the year, which range from sales targets to operational goals, and are typically listed as each individual’s key performance indicators. The key performance indicators are identified during the individual’s annual performance review process.
The key performance indicators include (and are not limited to) the following key financial metrics:
•	Adjusted net income, or net income attributable to WNS shareholders excluding amortization of intangible assets, share-based compensation, gain/loss attributable to redeemable noncontrolling interest;

•	Operating margins;

•	Fiscal fourth quarter results;

•	Support cross sell and corporate initiatives; and

•	People attrition rate.
The aggregate amount of all cash bonuses paid for fiscal 2010 did not exceed the aggregate cash incentive bonus pool approved by our compensation committee for the fiscal year. Under the plan, bonus target amounts, expressed as a percentage of base salary, are established for participants at the beginning of each fiscal year, unless employment agreements contain different terms. Funding of possible bonus payouts for the fiscal year is determined by our financial results for the fiscal year relative to the achievement of pre-determined target for adjusted net income. This may be increased or decreased depending upon the executive’s individual performance against his or her non-financial goals.
When our performance falls short of target, our aggregate funding of the annual cash bonus incentive pool declines, with no funding of the bonus pool if we do not achieve the floor of our target adjusted net income. At the end of the performance period, our compensation committee has discretion to adjust an award payout from the amount yielded by the pre-determined formula.
Our compensation committee considered the following when establishing the awards for fiscal 2010:
Bonus Targets: Bonus targets are based on job responsibilities and comparable market data. Consistent with our executive compensation policy, individuals with greater job responsibilities had a greater proportion of their total cash compensation tied to our performance through the bonus plan. Bonuses were normally paid to our employees in April/May every year. Some employees are on a half-yearly cycle and are paid in October/November and April/May.

Equity Incentives
We provide the opportunity for our executive officers and senior management to earn long-term equity incentive awards. Long-term incentive awards provide employees with the incentive to stay with the company for longer periods of time, which, in turn, provides us with greater stability during our period of growth.
We review long-term equity incentives for our executive officers and senior management and periodically and make grants to them at one or more pre-scheduled meetings of our compensation committee in March or April.
Restricted Share Units (RSUs)
Awards of RSUs offer executive officers and senior management the opportunity to receive our ordinary shares on the date that the restriction lapses and serve both to reward and retain such executive officers and senior management.
In determining equity compensation, our compensation committee first determines the maximum equity dilution that may result from equity awards and the maximum amount of equity-based compensation expense that may be incurred for the fiscal year. Thereafter, based upon the recommendations of our Group Chief Executive Officer and our Chief People Officer, we determine the proportion of RSUs to be granted for each level of our executive officers and senior management. Finally, with the approval of our compensation committee, we determine the total number of RSUs to be granted to each level of our executive officers and senior management based on the fair market value of the award on the grant date. The grant of these awards is based upon an individual’s performance and typically occurs after the end of the fiscal year as a part of the annual performance appraisal process. For fiscal 2010, most of the grants were made in May 2009 in respect of services rendered in fiscal 2009.
Consistent with our equity grants to our executive officers and senior management, in the preceding fiscal year, we awarded 928,923 RSUs to each executive officer and senior management, The following table sets forth the vesting schedule of these grants.

Total RSUs Granted	Vesting Schedule
628,923	20% will vest at the end of first year, another 20% at the end of second year and the balance at the end of third year

260,000	20% will vest at the end of first year, another 35% at the end of second year and the balance at the end of third year

40,000	Vested immediately upon grant

928,923

Benefits and Perquisites
The perquisites and benefits granted to our executive officers and senior management are designed to comply with the tax regulations of the applicable country and therefore vary from country to country in which we operate. To the extent consistent with the tax regulations of the applicable country, the benefits include:
•	Medical insurance;

•	Accident and life insurance;

•	Retirement benefits as mandated by law (such as provident fund in India, 401(k) in the US, pension in the UK);

•	Telephone expenses reimbursement;

•	Company provided car;

•	Fuel and maintenance for car;

•	Leased residential accommodation; and

•	Relocation benefits (as individually negotiated in their employment agreements).
We review and adjust our benefits based upon the competitive practices in the local industry, inflation rates, and tax regulations every fiscal year. Our underlying philosophy is to provide the benefits that are ordinarily required by our employees for their well-being in their daily lives and to negotiate group-level discounted rates so that all of our employees will be able to pay less than what they would otherwise pay as individuals for the same level of benefits, to maximize the overall value of their compensation package.
Severance Benefits
We are obligated to pay severance or other enhanced benefits to our executive officers upon termination of their employment under the terms of their respective employment agreements that were negotiated. A discussion of the severance and other enhanced benefits provided to our executive officers currently employed by us is set forth below.
We have provided change in control severance protection for our executive officers and certain other officers. Our compensation committee believes that such protection is intended to preserve employee morale and productivity and encourage retention in the face of the disruptive impact of an actual or rumored change in control. In addition, for executive officers, the program is intended to align executive officers’ and shareholders’ interests by enabling executive officers to consider corporate transactions that are in the best interests of our shareholders and other constituents without undue concern over whether the transactions may jeopardize the executive officers’ own employment.
Our executive officers globally, have enhanced levels of benefits based on their job level, seniority and probable loss of employment after a change in control. Executive officers generally are paid severance for a longer period:
•	Accelerated vesting of equity awards. All granted but unvested share options and RSUs would immediately vest and become exercisable by our executive officers subject to certain conditions set out in the applicable equity incentive plans.

•	Severance and notice payment. Eligible terminated executive officers receive severance and notice payments as reflected in their individual employment agreements.

•	Benefit continuation. Eligible terminated executive officers receive basic employee benefits such as health and life insurance and other perquisites as reflected in their individual employment agreements.
Compensation of Directors and Executive Officers
The aggregate compensation (including contingent or deferred payment) paid to our directors and executive officers for services rendered in fiscal 2010 was $5.13 million, which was comprised of $2.44 million paid towards salary, $2.30 million paid towards bonus and $0.39 million paid towards social security, medical and other benefits. The total compensation paid to our most highly compensated executive officer in fiscal 2010 was $3.35 million (which was comprised of $1.47 million paid towards salary, $1.62 million paid towards bonus payments and $0.26 million paid towards social security, medical and other benefits).
The following table sets forth the total compensation paid to each of our executive directors and executive officers for services rendered in fiscal 2010. The individual compensation of Mr. Keshav R. Murugesh and Mr. Alok Misra are disclosed in the statutory / annual accounts of our subsidiary, WNS Global, filed with the Registrar of Companies in the state of India where its registered office is located. We are voluntarily disclosing the individual compensation of our other executive officers.

Name	Salary	Bonus	Other Benefits
Keshav R. Murugesh(1)	$68,100	$421,674	$3,480
Neeraj Bhargava(2)	$440,000	$188,173	$89,869
Ramesh Shah(3)	$700,000	$563,314	$154,960
Anup Gupta(4)	$330,137	$868,022	$16,968
Alok Misra	$300,756	$77,287	$15,499
Eric Selvadurai	$288,000	$129,267	$58,146
Steve Reynolds(5)	$310,000	$49,243	$54,921

Notes:

(1)	Keshav R. Murugesh joined our company as Group Chief Executive Officer effective from February 19, 2010. He was also appointed as a Director of our company. He was paid a joining bonus which is refundable to our company in case he resigns within the first year of joining us.

(2)	With effect from January 31, 2010, Neeraj Bhargava resigned as Group Chief Executive Officer and Director of our company. Mr. Bhargava had assumed the role of Strategic Advisor from February 1, 2010 until April 30, 2010.

(3)	With effect from December 17, 2009, Ramesh Shah stepped down as Chairman and served as vice-chairman of the Board until March 29, 2010 when he resigned from our company. Bonus includes payment of a severance bonus.

(4)	With effect from March 26, 2010, Anup Gupta resigned as an executive officer of our company. Bonus includes payment of a severance bonus.

(5)	With effect from September 13, 2010, Steve Reynolds’ employment agreement was terminated and he ceased to be the Managing Director — North America.
Compensation paid to Non-executive Directors
The aggregate compensation paid to our non-executive directors in fiscal 2010 was $327,932 which comprised sitting fees.
Grant of RSUs to Directors
Our directors and executive officers were granted 541,256 RSUs under our amended 2006 Incentive Award Plan in fiscal 2010.
Future grants of awards will continue to be determined by our Board of Directors or our compensation committee under the Amended and Restated 2006 Incentive Award Plan.
Employment Agreements of our Executive Director
We entered into an employment agreement with Mr. Keshav R. Murugesh in February 2010 to serve as our Group Chief Executive Officer for a five year term, which will renew automatically for three additional successive terms of three years each, unless either we or Mr. Murugesh elects not to renew the term. Under the agreement, Mr. Murugesh is entitled to receive compensation, health and other benefits and perquisites commensurate with his position. In addition, pursuant to the agreement, Mr. Murugesh was in February 2010 granted RSUs representing the right to receive an aggregate of 40,000 shares that vested immediately and 260,000 shares that will vest over a three-year period, subject to his continued employment with us through the vesting dates. If Mr. Murugesh’s employment is terminated by us without cause (as defined in the employment agreement), he would be entitled to all accrued and unpaid salary, accrued and unused vacation and any unreimbursed expenses. Mr. Murugesh would also be entitled to vested benefits and other amounts due to him under our employee benefit plans.

If Mr. Murugesh’s employment is terminated by us without cause or by Mr. Murugesh for good reason (each as defined in the employment agreement) and Mr. Murugesh executes a general release and waiver of claims against us, subject to his continued compliance with certain non-competition and confidentiality obligations, Mr. Murugesh would be entitled to receive severance payments and benefits from us as follows:
a.	In the case where the termination occurs during the first year from the effective date of the employment agreement, he would be eligible to receive (i) his base salary for a period of 30 months from the effective date of termination in monthly installment in arrears; and (ii) the bonus for the period of 30 months on the basis of his target bonus as set in the year in which the termination occurs, such bonus shall be paid along with the payment of accrued obligations (as defined in the employment agreement);

b.	In the case where the termination occurs during second year from the effective date of the employment agreement, he would be eligible to receive (i) his base salary for a period of 18 months from the effective date of termination in monthly installment in arrears; and (ii) the bonus for the period of 18 months on the basis of target bonus as set in the year in which the termination occurs, such bonus would be paid along with the payment of accrued obligations (as defined in the employment agreement);

c.	In the case where the termination occurs during the years after the second year from the effective date of the employment agreement, he would be eligible to receive (i) his base salary for a period of 12 months from the effective date of termination in monthly installment in arrears; and (ii) his target bonus for the year in which the termination occurs, such bonus would be paid along with the payment of accrued obligations (as defined in the employment agreement).
If we experience a change in control while Mr. Murugesh is employed under the employment agreement, all of the share options and RSUs granted to Mr. Murugesh under the employment agreement will vest and the stock options would become exercisable on a fully accelerated basis.
Options and Restricted Share Units Granted
The following table sets forth information concerning RSUs granted to our directors and executive officers in fiscal 2010. No options were granted in fiscal 2010.

Position	Employee Name	Date of Grant	RSUs	Expiration Date
Directors	Deepak Parekh	4-May-09	5,929	3-May-19
	Eric Herr	4-May-09	5,929	3-May-19
		20-Jan-10	35,000	19-Jan-20
	Keshav R. Murugesh(1)	19-Feb-10	300,000	18-Feb-20
	Ramesh Shah(2)	4-May-09	46,667	3-May-19
	Richard Oliver Bernays	4-May-09	5,929	3-May-19
	Sir Anthony greener	4-May-09	5,929	3-May-19
Directors Total			405,383
Executive Officers	Alok Misra	4-May-09	37,975	3-May-19
	Anup Gupta(3)	4-May-09	42,247	3-May-19
	Eric Selvadurai	4-May-09	32,400	3-May-19
	Steve Reynolds(4)	4-May-09	23,251	3-May-19
Executive Officers Total			135,873
Grand Total			541,256

Notes:

(1)	Keshav R. Murugesh joined our company as Group Chief Executive Officer effective from February 19, 2010. He was also appointed as a Director of our company.

(2)	With effect from December 17, 2009, Ramesh Shah stepped down as Chairman and served as vice-chairman of the Board until March 29, 2010 when he resigned from our company.

(3)	With effect from March 26, 2010, Anup Gupta resigned as an executive officer of our company.

(4)	With effect from September 13, 2010, Steve Reynolds’ employment agreement was terminated and he ceased to be the Managing Director — North America.
Employee Benefit Plans
We maintain employee benefit plans in the form of certain statutory and incentive plans covering substantially all of our employees. For fiscal 2010, the total amount accrued by us to provide for pension, retirement or similar benefits was $8.3 million.
Provident Fund
In accordance with Indian, Sri Lankan and the Philippines laws, all of our employees in these countries are entitled to receive benefits under the respective government provident fund, a defined contribution plan to which both we and the employee contribute monthly at a pre-determined rate (for India and Sri Lanka, currently 12% of the employee’s base salary and for the Philippines peso 100/-per month for every employee). These contributions are made to the respective government provident fund and we have no further obligation under this fund apart from our monthly contributions. We contributed an aggregate of $5.7 million in fiscal 2010, $5.7 million in fiscal 2009 and $5.5 million in fiscal 2008 to the government provident fund.
US Savings Plan
Eligible employees in the US participate in a savings plan, or the US Savings Plan, pursuant to Section 401(k) of the United States Internal Revenue Code of 1986, as amended, or the Code. The US Savings Plan allows our employees to defer a portion of their annual earnings on a pre-tax basis through voluntary contributions there under. The US Savings Plan provides that we can make optional contributions up to the maximum allowable limit under the Code.
UK Pension Scheme
Eligible employees in the UK contribute to a defined contribution pension scheme operated in the UK. The assets of the scheme are held separately from ours in an independently administered fund. The pension expense represents contributions payable to the fund by us.
Gratuity
In accordance with Indian and Sri Lankan laws, we provide for gratuity liability pursuant to a defined benefit retirement plan covering all our employees in India and Sri Lanka. Our gratuity plan provides for a lump sum payment to eligible employees on retirement, death, incapacitation or on termination of employment (provided such employee has worked for at least five years with our company) which is computed on the basis of employee’s salary and length of service with us (subject to a maximum of approximately $7,660 per employee in India). In India, we provide the gratuity benefit through determined contributions pursuant to a non-participating annuity contract administered and managed by the Life Insurance Corporation of India, or LIC, and AVIVA Life Insurance Company Private Limited. Under this plan, the obligation to pay gratuity remains with us although LIC and AVIVA Life Insurance Company Private Limited administer the plan. We contributed an aggregate of $0.1 million, $0.1 million and $0.1 million in fiscal 2010, 2009 and 2008, respectively, to LIC and AVIVA Life Insurance Company Private Limited.
Compensated Absence
Our liability for compensated absences is determined on an accrual basis for the entire unused vacation balance standing to the credit of each employee as at year-end and were charged to income in the year in which they accrue.
2002 Stock Incentive Plan
We adopted the 2002 Stock Incentive Plan on July 3, 2002 to help attract and retain the best available personnel to serve us and our subsidiaries as officers, directors and employees. We terminated the 2002 Stock Incentive Plan upon our adoption of our 2006 Incentive Award Plan effective upon the pricing of our initial public offering as described below. Upon termination of the 2002 Stock Incentive Plan, the shares that would otherwise have been available for the grant under the 2002 Stock Incentive Plan were effectively rolled over into the 2006 Incentive Award Plan which was amended and restated in 2009 and any awards outstanding remain in full force and effect in accordance with the terms of the 2002 Stock Incentive Plan.
Administration. The 2002 Stock Incentive Plan is administered by our Board of Directors, which may delegate its authority to a committee (in either case, the “Administrator”). The Administrator has complete authority, subject to the terms of the 2002 Stock Incentive Plan and applicable law, to make all determinations necessary or advisable for the administration of the 2002 Stock Incentive Plan.
Eligibility. Under the 2002 Stock Incentive Plan, the Administrator was authorized to grant stock options to our officers, directors and employees, and those of our subsidiaries, subject to the terms and conditions of the 2002 Stock Incentive Plan.
Stock Options. Stock options vest and become exercisable as determined by the Administrator and set forth in individual stock option agreements, but may not, in any event, be exercised later than ten years after their grant dates. In addition, stock options may be exercised prior to vesting in some cases. Upon exercise, an optionee must tender the full exercise price of the stock option in cash, check or other form acceptable to the Administrator, at which time the stock options are generally subject to applicable income, employment and other withholding taxes. Stock options may, in the sole discretion of the Administrator as set forth in applicable award agreements, continue to be exercisable for a period following an optionee’s termination of service. Shares issued in respect of exercised stock options may be subject to additional transfer restrictions. Any grants of stock options under the 2002 Stock Incentive Plan to US participants were in the form of non-qualified stock options. Optionees, other than optionees who are employees of our subsidiaries in India, are entitled to exercise their stock options for shares or ADSs in the company.
Corporate Transactions. If we engage in a merger or similar corporate transaction, except as may otherwise be provided in an individual award agreement, outstanding stock options will be terminated unless they are assumed by a successor corporation. In addition, the Administrator has broad discretion to adjust the 2002 Stock Incentive Plan and any stock options thereunder to account for any changes in our capitalization.
Amendment. Our Board of Directors may amend or suspend the 2002 Stock Incentive Plan at any time, provided that any such amendment or suspension must not impact any holder of outstanding stock options without such holder’s consent.
Transferability of Stock Options. Each stock option may be exercised during the optionee’s lifetime only by the optionee. No stock option may be sold, pledged, assigned, hypothecated, transferred or disposed of by an optionee other than by express permission of the Administrator (only in the case of employees of non-Indian subsidiaries), by will or by the laws of descent and distribution.
Number of Shares Authorized; Outstanding Options. As of the date of termination of the 2002 Stock Incentive Plan on July 25, 2006, the day immediately preceding the date of pricing of our initial public offering, an aggregate of 6,082,042 of our ordinary shares had been authorized for grant under the 2002 Stock Incentive Plan, of which options to purchase 2,116,266 ordinary shares were issued and exercised and options to purchase 3,875,655 ordinary shares were issued and outstanding. Of the options to purchase 3,875,655 ordinary shares, options to purchase 3,315,986 ordinary shares have been exercised and options to purchase 269,010 ordinary shares remain outstanding as of August 31, 2010. As of August 31, 2010, there were no options under the 2002 Stock Incentive Plan to purchase any ordinary shares were held by all our directors and executive officers as a group. Options granted under the 2002 Stock Incentive Plan that are forfeited, lapsed or cancelled, settled in cash, that expire or are repurchased by us at the original purchase price would have been available for grant under the 2002 Stock Incentive Plan and would be effectively rolled over into our 2006 Incentive Award Plan which was amended and restated in 2009.
Amended and Restated 2006 Incentive Award Plan
We adopted our 2006 Incentive Award Plan on June 1, 2006. The purpose of the 2006 Incentive Award Plan is to promote the success and enhance the value of our company by linking the personal interests of the directors, employees and consultants of our company and our subsidiaries to those of our shareholders and by providing these individuals with an incentive for outstanding performance. The 2006 Incentive Award Plan is further intended to provide us with the ability to motivate, attract and retain the services of these individuals.
On February 13, 2009, we adopted the Amended and Restated 2006 Incentive Award Plan. The Amended and Restated 2006 Incentive Award Plan reflects, among other changes to our 2006 Incentive Award Plan, an increase in the number of ordinary shares and ADSs available for grant under the Amended and Restated 2006 Incentive Award Plan from that available under our 2006 Incentive Award Plan by 1,000,000 shares/ADSs. Our shareholders have previously authorized the issuance under our 2006 Incentive Award Plan of up to a total of 3,000,000 ordinary shares/ADSs, subject to specified adjustments under our 2006 Incentive Award Plan. The increased number of ordinary shares/ADSs available for grant under the Amended and Restated 2006 Incentive Award Plan is expected to meet our anticipated needs over the next 12 to 18 months from April 1, 2009.
Shares Available for Awards. Subject to certain adjustments set forth in the Amended and Restated 2006 Incentive Award Plan, the maximum number of shares that may be issued or awarded under the Amended and Restated 2006 Incentive Award Plan is equal to the sum of (x) 4,000,000 shares, (y) any shares that remain available for issuance under the 2002 Stock Incentive Plan, and (z) any shares subject to awards under the 2002 Stock Incentive Plan which terminate, expire or lapse for any reason or are settled in cash on or after the effective date of our 2006 Incentive Award Plan. The maximum number of shares which may be subject to awards granted to any one participant during any calendar year is 500,000 shares and the maximum amount that may be paid to a participant in cash during any calendar year with respect to cash-based awards is $10,000,000. To the extent that an award terminates or is settled in cash, any shares subject to the award will again be available for the grant. Any shares tendered or withheld to satisfy the grant or exercise price or tax withholding obligation with respect to any award will not be available for subsequent grant. Except as described below with respect to independent directors, no determination has been made as to the types or amounts of awards that will be granted to specific individuals pursuant to the Amended and Restated 2006 Incentive Award Plan.
Administration. The Amended and Restated 2006 Incentive Award Plan is administered by our Board of Directors, which may delegate its authority to a committee. We anticipate that the compensation committee of our Board of Directors will administer the Amended and Restated 2006 Incentive Award Plan, except that our Board of Directors will administer the plan with respect to awards granted to our independent directors. The plan administrator will determine eligibility, the types and sizes of awards, the price and timing of awards and the acceleration or waiver of any vesting restriction, provided that the plan administrator will not have the authority to accelerate vesting or waive the forfeiture of any performance-based awards.
Eligibility. Our employees, consultants and directors and those of our subsidiaries are eligible to be granted awards, except that only employees of our company and our qualifying corporate subsidiaries are eligible to be granted options that are intended to qualify as “incentive stock options” under Section 422 of the Code.
Awards
Options. The plan administrator may grant options on shares. The per share option exercise price of all options granted pursuant to the Amended and Restated 2006 Incentive Award Plan will not be less than 100% of the fair market value of a share on the date of grant. No incentive stock option may be granted to a grantee who owns more than 10% of our outstanding shares unless the exercise price is at least 110% of the fair market value of a share on the date of grant. To the extent that the aggregate fair market value of the shares subject to an incentive stock option become exercisable for the first time by any optionee during any calendar year exceeds $100,000, such excess will be treated as a non-qualified option. The plan administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares or other property acceptable to the plan administrator (and may involve a cashless exercise of the option). The plan administrator shall designate in the award agreement evidencing each stock option grant whether such stock option shall be exercisable for shares or ADSs. The award agreement may, in the sole discretion of the plan administrator, permit the optionee to elect, at the time of exercise, whether to receive shares or ADSs in respect of the exercised stock option or a portion thereof. The term of options granted under the Amended and Restated 2006 Incentive Award Plan may not exceed ten years from the date of grant. However, the term of an incentive stock option granted to a person who owns more than 10% of our outstanding shares on the date of grant may not exceed five years. Under the Amended and Restated 2006 Incentive Award Plan, the number of awards to be granted to our independent directors will be determined by our Board of Directors or our compensation committee.
Restricted Shares. The plan administrator may grant shares subject to various restrictions, including restrictions on transferability, limitations on the right to vote and/or limitations on the right to receive dividends.
Share Appreciation Rights. The plan administrator may grant share appreciation rights representing the right to receive payment of an amount equal to the excess of the fair market value of a share on the date of exercise over the fair market value of a share on the date of grant. The term of share appreciation rights granted may not exceed ten years from the date of grant. The plan administrator may elect to pay share appreciation rights in cash, in shares or in a combination of cash and shares.
Performance Shares and Performance Shares Units. The plan administrator may grant awards of performance shares denominated in a number of shares and/or awards of performance share units denominated in unit equivalents of shares and/or units of value, including dollar value of shares. These awards may be linked to performance criteria measured over performance periods as determined by the plan administrator.
Share Payments. The plan administrator may grant share payments, including payments in the form of shares or options or other rights to purchase shares. Share payments may be based upon specific performance criteria determined by the plan administrator on the date such share payments are made or on any date thereafter.
Deferred Shares. The plan administrator may grant awards of deferred shares linked to performance criteria determined by the plan administrator. Shares underlying deferred share awards will not be issued until the deferred share awards have vested, pursuant to a vesting schedule or upon the satisfaction of any vesting conditions or performance criteria set by the plan administrator. Recipients of deferred share awards generally will have no rights as shareholders with respect to such deferred shares until the shares underlying the deferred share awards have been issued.
Restricted Share Units. The plan administrator may grant RSUs, subject to various vesting conditions. On the maturity date, we will transfer to the participant one unrestricted, fully transferable share for each vested RSU scheduled to be paid out on such date. The plan administrator will specify the purchase price, if any, to be paid by the participant for such shares. Generally, a participant will have to be employed by us on the date of payment of vested RSUs to be eligible to receive the payment of shares issuable upon vesting of the RSUs.
Performance Bonus Awards. The plan administrator may grant a cash bonus payable upon the attainment of performance goals based on performance criteria and measured over a performance period determined appropriate by the plan administrator. Any such cash bonus paid to a “covered employee” within the meaning of Section 162(m) of the Code may be a performance-based award as described below.
Performance-Based Awards. The plan administrator may grant awards other than options and share appreciation rights to employees who are or may be “covered employees,” as defined in Section 162(m) of the Code, that are intended to be performance-based awards within the meaning of Section 162(m) of the Code in order to preserve the deductibility of these awards for federal income tax purposes. Participants are only entitled to receive payment for performance-based awards for any given performance period to the extent that pre-established performance goals set by the plan administrator for the period are satisfied. The plan administrator will determine the type of performance-based awards to be granted, the performance period and the performance goals. Generally, a participant will have to be employed by us on the date the performance-based award is paid to be eligible for a performance-based award for any period.
Adjustments. In the event of certain changes in our capitalization, the plan administrator has broad discretion to adjust awards, including without limitation, (i) the aggregate number and type of shares that may be issued under the Amended and Restated 2006 Incentive Award Plan, (ii) the terms and conditions of any outstanding awards, and (iii) the grant or exercise price per share for any outstanding awards under such plan to account for such changes. The plan administrator also has the authority to cash out, terminate or provide for the assumption or substitution of outstanding awards in the event of a corporate transaction.
Change in Control. In the event of a change in control of our company in which outstanding awards are not assumed by the successor, such awards will generally become fully exercisable and all forfeiture restrictions on such awards will lapse. Upon, or in anticipation of, a change in control, the plan administrator may cause any awards outstanding to terminate at a specific time in the future and give each participant the right to exercise such awards during such period of time as the plan administrator, in its sole discretion, determines.
Vesting of Full Value Awards. Full value awards (generally, any award other than an option or share appreciation right) will vest over a period of at least three years (or, in the case of vesting based upon attainment of certain performance goals, over a period of at least one year). However, full value awards that result in the issuance of an aggregate of up to 5% to the total issuable shares under the Amended and Restated 2006 Incentive Award Plan may be granted without any minimum vesting periods. In addition, full value awards may vest on an accelerated basis in the event of a participant’s death, disability, or retirement, or in the event of our change in control or other special circumstances.
Non-transferability. Awards granted under the Amended and Restated 2006 Incentive Award Plan are generally not transferable.
Withholding. We have the right to withhold, deduct or require a participant to remit to us an amount sufficient to satisfy federal, state, local or foreign taxes (including the participant’s employment tax obligations) required by law to be withheld with respect to any tax concerning the participant as a result of the Amended and Restated 2006 Incentive Award Plan.
Termination or Amendment. Unless terminated earlier, the Amended and Restated 2006 Incentive Award Plan will remain in effect for a period of ten years from the effective date of the 2006 Incentive Award Plan, after which no award may be granted under the Amended and Restated 2006 Incentive Award Plan. With the approval of our Board of Directors, the plan administrator may terminate or amend the Amended and Restated 2006 Incentive Award Plan at any time. However, shareholder approval will be required for any amendment (i) to the extent required by applicable law, regulation or stock exchange rule, (ii) to increase the number of shares available under the Amended and Restated 2006 Incentive Award Plan, (iii) to permit the grant of options or share appreciation rights with an exercise price below fair market value on the date of grant, (iv) to extend the exercise period for an option or share appreciation right beyond ten years from the date of grant, or (v) that results in a material increase in benefits or a change in eligibility requirements. Any amendment or termination must not materially adversely affect any participant without such participant’s consent.
Outstanding Awards. As of August 31, 2010, options or RSUs to purchase an aggregate of 2,607,445 ordinary shares were outstanding, out of which options or restricted share units to purchase 785,282 ordinary shares were held by all our directors and executive officers as a group. The exercise prices of these options range from $20 to $28.27 and the expiration dates of these options range from July 24, 2016 to August 12, 2020. The weighted average grant date fair value of RSUs granted during fiscal 2010, 2009 and 2008 were $10.28, $13.39 and $21.68 per ADS, respectively. There were no grants of RSUs during fiscal 2006 and 2005. There is no purchase price for the RSUs.
C. Board Practices
Composition of the Board of Directors
Our Memorandum and Articles of Association provide that our Board of Directors consists of not less than three directors, and such maximum number as our directors may determine from time to time. Our Board of Directors currently consists of seven directors. Messrs. Herr, Bernays, Aboody and Sir Anthony satisfy the “independence” requirements of the NYSE rules.
On June 1, 2010, Mr. Parekh entered into a consulting arrangement with another party, whereupon he ceased to qualify as independent under Rule 10A-3 of the Exchange Act. Accordingly, Mr. Parekh stepped down from our audit committee effective June 1, 2010. Further, our Board of Directors has decided that it will not consider Mr. Parekh as an independent director under the NYSE listing standards effective June 1, 2010. Accordingly, our

Board of Directors decided that from June 1, 2010 to June 27, 2010 (immediately prior to the appointment of Albert Aboody as a member of our Board of directors), it was not majority independent and effective June 1, 2010, our nominating and corporate governance committee and our compensation committee are no longer fully independent. From June 1, 2010 to June 27, 2010, we elected to follow our home country (Jersey, Channel Islands) practice, which does not impose a board or committee independence requirement.
We appointed Albert Aboody as a member of our Board of Directors and as Chairman of our audit committee effective June 28, 2010. Mr. Aboody satisfies the “independence” requirements of Rule 10A-3 of the Exchange Act and the NYSE listing standards. With Mr. Aboody’s appointment as an independent director, our Board of Directors once again became majority independent effective June 28, 2010. We continue to follow home country practice in respect of committee independence requirement. Our nominating and corporate governance committee and our compensation committee continue to not be fully independent and our home country does not impose any committee independence requirement.
All directors hold office until the expiry of their term of office, their resignation or removal from office for gross negligence or criminal conduct by a resolution of our shareholders or until they cease to be directors by virtue of any provision of law or they are disqualified by law from being directors or they become bankrupt or make any arrangement or composition with their creditors generally or they become of unsound mind. The term of office of the directors is divided into three classes:
•	Class I, whose term will expire at the annual general meeting to be held in fiscal 2011;

•	Class II, whose term will expire at the annual general meeting to be held in fiscal 2012; and

•	Class III, whose term will expire at the annual general meeting to be held in fiscal 2013.
Our directors for fiscal 2010 are classified as follows:
•	Class I: Sir Anthony Armitage Greener and Mr. Richard O. Bernays;

•	Class II *: Mr. Keshav R. Murugesh and Mr. Albert Aboody; and

•	Class III: Mr. Jeremy Young, Mr. Eric B. Herr and Mr. Deepak S. Parekh.

*	Mr. Ramesh Shah and Mr. Neeraj Bhargava both were class II directors and they resigned as directors from our company with effect from March 29, 2010 and January 31, 2010, respectively.
The appointments of Sir Anthony Armitage Greener and Mr. Richard O. Bernays will expire at the Annual General Meeting to be held on October 20, 2010. We are seeking shareholders’ approval for the re-election of Sir Anthony Armitage Greener and Mr. Richard O. Bernays at the Annual General Meeting.
At each annual general meeting after the initial classification or special meeting in lieu thereof, the successors to directors whose terms will then expire serve from the time of election until the third annual meeting following election or special meeting held in lieu thereof. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the Board of Directors may have the effect of delaying or preventing changes in control of management of our company.
Jeremy has been appointed as a director as a nominee of Warburg Pincus, the principal shareholder of our company. There are no family relationships among any of our directors or executive officers. The employment agreement governing the services of one of our directors provide for benefits upon termination of employment as described above.
Our Board of Directors held 13 meetings in fiscal 2010.

Board Leadership Structure and Board Oversight of Risk
Different individuals currently serve in the roles of Chairman of the Board and Group Chief Executive Officer of our company. Our Board believes that splitting the roles of Chairman of the Board and Group Chief Executive Officer is currently the most appropriate leadership structure for our company, for a number of reasons. This leadership structure will bring in greater efficiency as a result of vesting two important leadership roles in separate individuals and increased independence for the Board of Directors. Further, until recently, Mr. Ramesh N. Shah served as an Executive Chairman of the Board. However, on December 17, 2009, Mr. Shah stepped down from the role of Chairman of the Board, and Mr. Eric B. Herr became the Non-Executive Chairman of the Board. Mr. Shah left our company and resigned as a director with effect from March 29, 2010.
Board’s Role in Risk Oversight
Our Board of Directors is primarily responsible for overseeing our risk management processes. The Board of Directors receives and reviews periodic reports from the Head of Risk Management and Audit as considered appropriate regarding our company’s assessment of risks. The Board of Directors focuses on the most significant risks facing our company and our company’s general risk management strategy, and also ensures that risks undertaken by our company are consistent with the Board’s appetite for risk. While the Board oversees our company’s risk management, management is responsible for day-to-day risk management processes. We believe this division of responsibilities is the most effective approach for addressing the risks facing our company and that our Board leadership structure supports this approach.
The Board’s audit committee has special responsibilities with respect to financial risks, and regularly reports to the full Board of Directors on these issues. Among other responsibilities, the audit committee reviews the company’s policies with respect to contingent liabilities and risks that may be material to our company, our company’s policies and procedures designed to promote compliance with laws, regulations, and internal policies and procedures, and major legislative and regulatory developments which could materially impact our company.
The compensation committee also plays a role in risk oversight as it relates to our company’s compensation policies and practices. Among other responsibilities, the compensation committee designs and evaluates our company’s executive compensation policies and practices so that our company’s compensation programs promote accountability among employees and the interests of employees are properly aligned with the interests of our shareholders.
Committees of the Board
Our Board of Directors has three standing committees: an audit committee, a compensation committee and a nominating and corporate governance committee.
Audit Committee
The audit committee comprises four directors: Albert Aboody (Chairman), Eric B. Herr, Sir Anthony Armitage Greener, and Richard O. Bernays. Each of Sir Anthony Greener and Messrs. Herr, Bernays and Aboody satisfies the “independence” requirements of Rule 10A-3 of the Exchange Act and the NYSE listing standards. Prior to June 1, 2010, Mr Parekh was a member of our audit committee. Effective June 1, 2010, Mr. Parekh entered into a consulting arrangement with another party, whereupon he ceased to qualify as independent under Rule 10A-3 of the Exchange Act. Accordingly, Mr. Parekh stepped down from our audit committee effective June 1, 2010. We appointed Albert Aboody as a member of our Board of Directors and as a Chairman of our audit committee effective June 28, 2010. Mr. Aboody satisfies the “independence” requirements of Rule 10A-3 of the Exchange Act and the NYSE listing standards.
The principal duties and responsibilities of our audit committee are as follows:
•	to serve as an independent and objective party to monitor our financial reporting process and internal control systems;

•	to review and appraise the audit efforts of our independent accountants and exercise ultimate authority over the relationship between us and our independent accountants; and

•	to provide an open avenue of communication among the independent accountants, financial and senior management and the Board of Directors.
The audit committee has the power to investigate any matter brought to its attention within the scope of its duties. It also has the authority to retain counsel and advisors to fulfill its responsibilities and duties. Mr. Herr serves as our audit committee financial expert, within the requirements of the rules promulgated by the Commission relating to listed-company audit committees.
We have posted our audit committee charter on our website at www.wns.com. Information contained in our website does not constitute a part of this annual report.
The audit committee held five meetings in fiscal 2010.
Compensation Committee
The compensation committee comprises four directors: Messrs. Richard O. Bernays (Chairman), Eric B. Herr, Deepak Parekh and Sir Anthony Armitage Greener. Each of Messrs. Bernays, Herr and Sir Anthony satisfies the “independence” requirements of the NYSE listing standards. Effective June 1, 2010, Mr. Parekh entered into a consulting arrangement with another party. Our Board of Directors has decided that it will not consider Mr. Parekh as an independent director under the NYSE listing standards from the effectiveness of such arrangement. Accordingly, our Board of Directors has determined that effective June 1, 2010, our compensation committee is no longer fully independent, whereupon we decided to follow our home country (Jersey, Channel Islands) practice, which does not impose a committee independent requirement. The scope of this committee’s duties includes determining the compensation of our executive officers and other key management personnel. The compensation committee also administers the 2002 Stock Incentive Plan and the Amended and Restated 2006 Incentive Award Plan, reviews performance appraisal criteria and sets standards for and decides on all employee shares options allocations when delegated to do so by our Board of Directors.
We have posted our compensation committee charter on our website at www.wns.com. Information contained in our website does not constitute a part of this annual report.
The compensation committee held six meetings in fiscal 2010.
Nominating and Corporate Governance Committee
The nominating and corporate governance committee comprises four directors: Messrs. Deepak Parekh (Chairman), Eric B. Herr, Richard O. Bernays and Sir Anthony Armitage Greener. Each of Messrs. Herr and Bernays and Sir Anthony satisfies the “independence” requirements of the NYSE listing standards. Effective June 1, 2010 Mr. Parekh entered into a consulting arrangement with another party. Our Board of Directors has decided that it will not consider Mr. Parekh as an independent director under the NYSE listing standards from date of the effectiveness of such arrangement. Accordingly, our Board of Directors has determined that effective June 1, 2010, our nominating and corporate governance committee is no longer full independent, whereupon we decided to elect to follow our home country (Jersey, Channel Islands) practice, which does not impose a committee independence requirement. The principal duties and responsibilities of the nominating and governance committee are as follows:
•	to assist the Board of Directors by identifying individuals qualified to become Board members and members of Board committees, to recommend to the Board of Directors nominees for the next annual meeting of shareholders, and to recommend to the Board of Directors nominees for each committee of the Board of Directors;

•	to monitor our corporate governance structure; and

•	to periodically review and recommend to the Board of Directors any proposed changes to the corporate governance guidelines applicable to us.

We have posted our nominating and corporate governance committee charter on our website at www.wns.com. Information contained in our website does not constitute a part of this annual report.
The nominating and corporate governance committee uses its judgment to identify well qualified individuals who are willing and able to serve on our Board of Directors. Pursuant to its charter, the nominating and corporate governance committee may consider a variety of criteria in recommending candidates for election to our Board, including an individual’s personal and professional integrity, ethics and values; experience in corporate management, such as serving as an officer or former officer of a publicly held company, and a general understanding of marketing, finance and other elements relevant to the success of a publicly-traded company in today’s business environment; experience in our company’s industry and with relevant social policy concerns; experience as a Board member of another publicly held company; academic expertise in an area of our company’s operations; and practical and mature business judgment, including ability to make independent analytical inquiries.
While the nominating and corporate governance committee does not have a formal policy with respect to the consideration of diversity in identifying director nominees, it nevertheless considers director nominees with a diverse range of backgrounds, skills, national origins, values, experiences, and occupations.
The nominating and corporate governance committee held two meetings in fiscal 2010.
Executive Sessions
Our non-executive directors meet regularly in executive session without executive directors or management present. The purpose of these executive sessions is to promote open and candid discussion among the non-executive directors. Mr. Eric B. Herr has presided over all executive sessions. Our non-executive directors held four executive sessions in fiscal 2010.
Shareholders and other interested parties may communicate directly with the presiding director or with our non-executive directors as a group by writing to the following address: WNS (Holdings) Limited, Attention: Non-Executive Directors, Gate 4, Godrej & Boyce Complex, Pirojshanagar, Vikhroli (W), Mumbai 400 079, India.
D. Employees
For a description of our employees, see “Item 4. Information on the Company — Business Overview — Human Capital.”
E. Share Ownership
The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of August 31, 2010 by each of our directors and all our directors and executive officers as a group. As used in this table, beneficial ownership means the sole or shared power to vote or direct the voting or to dispose of or direct the sale of any security. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days upon the exercise of any option, warrant or right. Ordinary shares subject to options, warrants or rights that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding the options, warrants or rights, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages as of August 31, 2010 are based on an aggregate of 44,311,477 ordinary shares outstanding as of that date.

	Number of Ordinary Shares Beneficially Owned
Name	Number	Percent
Directors
Keshav Murugesh	—	—
Jeremy Young(1) (3)	21,366,644	48.22%
Eric B. Herr	24,626	0.06%
Deepak S. Parekh	24,626	0.06%
Richard O. Bernays	24,626	0.06%
Anthony Armitage Greener	23,696	0.05%

	Number of Ordinary Shares Beneficially Owned
Name	Number	Percent
Albert Aboody	—	—
Executive Officers
Alok Misra	46,749	0.10%
J.J. Selvadurai(2)	301,425	0.68%

All our directors and executive officers as a group (nine persons)(3)	21,812,392	49.23%

Notes:

(1)	Jeremy Young is a director of our company and a Managing Director and member of Warburg Pincus LLC. All shares indicated as owned by Mr. Young was a result of his affiliation with the Warburg Pincus entities. Mr. Young disclaims beneficial ownership of all shares held by the Warburg Pincus entities.

(2)	Of the 301,425 shares beneficially owned by J.J. Selvadurai, 251,666 shares are indirectly held via a trust which is controlled by Mr. Selvadurai.

(3)	Includes the shares beneficially owned by Jeremy Young, nominee director of Warburg Pincus, because of his affiliation with the Warburg Pincus entities. Mr. Young disclaims beneficial ownership of all shares held by the Warburg Pincus entities.
The following table sets forth information concerning options and RSUs held by our directors and executive officers as of August 31, 2010:

	Options Summary					RSU Summary
			Number of				Number of
			shares				shares
			underlying			Number of	underlying
	Number of		unexercised	Number of		shares	RSUs that	Number of
	shares		options that	shares		underlying	will vest in	shares
	underlying		will vest in	underlying		RSUs held	next 60	underlying
	unexercised		next 60 days	options that		that have	days from	RSUs held
	but vested	Exercise	from August	have not	Exercise	vested but	August 31,	that have
Name	options	price	31, 2010	vested	price	unexercised	2010	not vested
Directors
Keshav R. Murugesh								347,800
Jeremy Young	—	—
Eric B. Herr	14,000	20.00					2,470	42,503
	2,000	22.98
Deepak S. Parekh	14,000	20.00					2,470	7,503
	2,000	22.98
Richard O. Bernays	14,000	28.87					2,470	7,503
	2,000	22.98
Anthony Armitage Greener	14000	28.48					2,005	8,433
	2,000	22.98
Albert Aboody								9,031
Executive Officers
Alok Misra	8,840	15.32		4,420	15.32	37,909		99,004
J.J. Selvadurai	20,000	20.00				16,532		58,019
	5,000	30.21
	8,227	27.75

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
The following table sets forth information regarding beneficial ownership of our ordinary shares as of August 31, 2010 held by each person who is known to us to have 5.0% or more beneficial share ownership based on an aggregate of 44,311,477 ordinary shares outstanding as of that date. Beneficial ownership is determined in accordance with the rules of the Commission and includes shares over which the indicated beneficial owner exercises voting and/or investment power or receives the economic benefit of ownership of such securities. Ordinary shares subject to options currently exercisable or exercisable within 60 days are deemed outstanding for the purposes of computing the percentage ownership of the person holding the options but are not deemed outstanding for the purposes of computing the percentage ownership of any other person.

	Number of Shares Beneficially	Percentage Beneficially
Name of Beneficial Owner	Owned	Owned(1)
Warburg Pincus(2)	21,366,644	48.22%
FMR LLC(3)	5,355,211	12.09%
Nalanda India Fund Limited(4)	5,211,410	11.76%
Columbia Wanger Asset Management, L.P.(5)	5,185,299	11.70%

Notes:

(1)	Based on an aggregate of 44,311,477 ordinary shares outstanding as of August 31, 2010.

(2)	Information is based on a report on Schedule 13G jointly filed with the Commission on August 22, 2006 by Warburg Pincus Private Equity VIII, L.P., or WP VIII, Warburg Pincus International Partners, L.P., or WPIP, Warburg Pincus Netherlands International Partners I, CV, or WP Netherlands, Warburg, Pincus Partners, LLC, or WPP LLC, Warburg, Pincus & Co., or Warburg Pincus, and Warburg Pincus LLC, or WP LLC. The sole general partner of each of WP VIII, WPIP and WP Netherlands is WPP LLC. WPP LLC is managed by Warburg Pincus. WP LLC manages each of WP VIII, WPIP and WP Netherlands. Charles R. Kaye and Joseph P. Landy are each Managing General Partners of Warburg Pincus and Co-President and Managing Members of WP LLC. Each of Warburg Pincus, WPP LLC, WP LLC, Mr. Kaye and Mr. Landy disclaims beneficial ownership of the ordinary shares except to the extent of any indirect pecuniary interest therein.

(3)	Information is based on a report on Amendment No. 4 to Schedule 13G jointly filed with the Commission on February 16, 2010 by FMR LLC, Edward C. Johnson 3d, Fidelity Management & Research Company and Fidelity Mid Cap Stock Fund. Edward C. Johnson 3d is the Chairman of FMR LLC. Fidelity Management & Research Company, a wholly owned subsidiary of FMR LLC, is the investment adviser to Fidelity Mid Cap Stock Fund.

(4)	Information is based on a report on Schedule 13G filed with the Commission on January 13, 2010 by Nalanda India Fund Limited.

(5)	Information is based on a report on Amendment No. 2 to Schedule 13G jointly filed with the Commission on February 10, 2010 by Columbia Wanger Asset Management, L.P. and Columbia Acorn Trust.
The following summarizes the significant changes in the percentage ownership held by our major shareholders during the past three years:

•	FMR LLC reported its percentage ownership of our ordinary shares to be 10.264% in a report on Schedule 13G jointly filed with the Commission on June 19, 2007, 14.999% in a report on Amendment No. 1 to Schedule 13G jointly filed with the Commission on February 14, 2008, 9.49% in a report on Amendment No. 3 to Schedule 13G jointly filed with the Commission on February 17, 2009 and 12.641% (based on the then number of our ordinary shares reported as outstanding at that time) in a report on Amendment No. 4 to Schedule 13G jointly filed with the Commission on February 16, 2010.

•	Nalanda India Fund Limited reported its percentage ownership of our ordinary shares to be 5.25% in a report on Schedule 13G filed with the Commission on March 20, 2008, 9.86% in a report on Amendment No. 1 to Schedule 13G filed with the Commission on February 9, 2009 and 12.3% (based on the then number of our ordinary shares reported as outstanding at that time) in reports on Schedule 13G filed with the Commission on February 10, 2009 and January 13, 2010.

•	Columbia Wanger Asset Management, L.P. reported its percentage ownership of our ordinary shares to be Columbia 8.16% in a report on Schedule 13G filed with the Commission on February 5, 2009, 10.05% in a report on Amendment No. 1 to Schedule 13G filed with the Commission on March 9, 2009 and 12.2% (based on the then number of our ordinary shares reported as outstanding at that time) in a report on Amendment No. 2 to Schedule 13G filed with the Commission on February 10, 2010.

•	Tiger Global Management, LLC reported that it owned 6.6% of our ordinary shares in a report on Amendment No. 1 to Schedule 13G filed with the Commission on February 12, 2009 and thereafter divested its entire interest in a report on Amendment No. 2 to Schedule 13G filed with the Commission on February 12, 2010.

•	Lone Spruce, L.P., Lone Balsam, Lone Sequoia, Lone Pine Associates LLC, Lone Pine Capital LLC (which we refer to collectively herein as “Lone Capital”) and Stephen F. Mandel reported Lone Pine Associates’s ownership of 1.0%, Lone Pine Capital’s ownership of 4.4% and Mr. Mandel’s ownership of 5.4% of our ordinary shares in a report on Schedule 13G jointly filed with the Commission on August 17, 2007 by Lone Capital and Mr. Mandel. Lone Capital and Mr. Mandel thereafter in a report on Amendment No. 1 to Schedule 13G jointly filed with the Commission on February 14, 2008 reported that they ceased to own more than 5% of our ordinary shares. Lone Pine Associates, the general partner of Lone Spruce, Lone Sequoia and Lone Balsam, has the power to direct the affairs of Lone Spruce, Lone Sequoia and Lone Balsam. Mr. Mandel is the Managing Member of each of Lone Pine Associates and Lone Pine Capital and in such capacity directs their operations.
None of our major shareholders have different voting rights from our other shareholders.
As of August 31, 2010, 21,536,391 of our ordinary shares, representing 48.60% of our outstanding ordinary shares, were held by a total of 29 holders of record with addresses in the US. As of the same date, 21,943,366 of our ADSs (representing 21,943,366 ordinary shares), representing 49.52% of our outstanding ordinary shares, were held by one registered holder of record with addresses in and outside of the US. Since certain of these ordinary shares and ADSs were held by brokers or other nominees, the number of record holders in the US may not be representative of the number of beneficial holders or where the beneficial holders are resident. All holders of our ordinary shares are entitled to the same voting rights.
Related Party Transactions
(Amounts in thousands, unless otherwise indicated)
Since fiscal 2003, we have entered into agreements with certain investee companies of another of our principal shareholders, Warburg Pincus, to provide business process outsourcing services. These investee companies are companies in which Warburg Pincus has 10% or more beneficial share ownership. In fiscal 2010, 2009 and 2008, these investee companies in the aggregate accounted for $2.6 million, $3.2 million and $3.5 million, respectively, representing 0.5%, 0.6% and 0.8% of our revenue, respectively, and 0.7%, 0.8% and 1.2% of our revenue less repair payments, respectively. We have also entered into agreements with certain other investee companies of Warburg Pincus under which we receive certain enterprise resource planning services from them. In fiscal 2010, 2009 and 2008, these investee companies in the aggregate accounted for $nil, $109 and $189 in expenses, respectively. We also purchase equipment from certain investee companies of Warburg Pincus. In fiscal 2010, 2009 and 2008, we paid these investee companies in the aggregate $nil, $2 and $0.7 million, respectively, for these equipment. In fiscal 2010, 2009 and 2008, we received as other income from Warburg Pincus $nil, $nil and $25 for sponsorship of corporate events.
In fiscal 2004, we have entered into an agreement with Flovate, a company in which Edwin Donald Harrell, who was until April 2006 one of our executive officers, was a majority shareholder, under which we license certain software. Flovate is engaged in the development and maintenance of software products and solutions primarily used by WNS Assistance in providing services to its customers. In fiscal 2008 (until June 2007 when we acquired Flovate) and 2007, payments by us to Flovate pursuant to this agreement amounted to $0.8 million and $4.6 million in the aggregate, respectively.
On January 1, 2005, we entered into an agreement with Datacap Software Private Limited, or Datacap, pursuant to which Datacap granted us the license to use its proprietary ITES software program. J.J. Selvadurai, our Managing Director of European Operations, is a principal shareholder of Datacap. In fiscal 2010, 2009 and 2008, we paid $5, $30 and $26, respectively, for the license under the agreement. In fiscal 2010, 2009 and 2008, we paid Datacap $2, $5 and $nil, respectively, for purchase of computers and software.
On June 6, 2007, we entered into an agreement with Edwin Donald Harrell, Theodore Agnew and Clare Margaret Agnew to purchase all the shares of Flovate for a consideration comprising £3.3 million in cash and have deposited an additional retention amount of £0.7 million into an escrow account which has been paid to the selling shareholders.
On September 18, 2007, we entered into an agreement with Mahindra & Mahindra Limited for the hire of transport services. Our director, Mr. Deepak Parekh, is an executive director of Mahindra & Mahindra Limited. In fiscal 2010, 2009 and 2008 we paid $nil, $4 and $ nil respectively, for such transport services.
In March 2008, we entered into an agreement with Singapore Telecommunications Ltd for the provision of lease line services. Our director, Mr. Deepak Parekh, is an executive director of Singapore Telecommunications Ltd. In fiscal 2010, 2009 and 2008 we paid $319, $274 and $ nil, respectively, for such services.
In fiscal 2009, we obtained a short-term loan of Rs. 440 million ($10.04 million based on the spot rate of Rs. 43.84 per $1.00 on the date of the loan) from HDFC Limited for working capital purposes. Our director, Mr. Deepak Parekh, is the Chairman of HDFC Limited. Interest was payable at the rate of 15.5% per annum. In fiscal 2009, an interest amount of $269 was paid to HDFC Limited. The loan was repaid in September and November 2008.
In fiscal 2010, we paid $4 to Indian Hotels Company Limited towards hiring of accommodation and related services. Our director, Mr. Deepak Parekh, is a director of Indian Hotels Limited.
Principal Accountant Fees and Services
Ernst & Young served as our independent registered public accounting firm from fiscal 2003 to the first quarter ended June 30, 2010. The following table shows the fees we paid or accrued for the audit and other services provided by Ernst & Young for fiscal 2010 and 2009.

	Fiscal
	2010	2009
Audit fees	$822,000	$868,000

Audit-related fees	48,200	20,000
Tax fees	27,000	60,000
All other fees	17,600	2,495
Audit fees. This category consists of fees billed for the audit of financial statements, quarterly review of financial statements and other audit services, which are normally provided by the independent auditors in connection with statutory and accounting matters that arose during, or as a result of, the audit or the review of interim financial statements and include the group audit; statutory audits required by non-US jurisdictions; comfort letters and consents; attest services; and assistance with and review of documents filed with the Commission.

Audit-related fees. This category consists of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements or that are traditionally performed by the external auditor, and include service tax certifications, advisory services relating to financial reporting in interactive data format (XBRL) and SAS 70 audits
Tax fees. This category includes fees billed for tax compliance services, including tax consultations, such as assistance and representation in connection with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from taxing authorities and tax planning services.
All other fees. This category includes fees billed for advisory services in relation with STPI and SEZ set ups.
Audit Committee Pre-approval Process
Our audit committee reviews and pre-approves the scope and the cost of all audit and permissible non-audit services performed by the independent auditors. All of the services provided by Ernst & Young during the last fiscal year have been approved by our audit committee.
STOCK PERFORMANCE GRAPH
The stock performance graph below shall not be deemed incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the U.S. Securities Act of 1933, as amended (the “1933 Act”), or under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act,” together with the 1933 Act, the “Acts”), except to the extent the Company specifically incorporates this information by reference, and shall not otherwise be deemed filed under such Acts. This graph below compares the total shareholder return of the Company’s ADSs, each represented by one ordinary share, with the S&P 500 Index, the NYSE Composite Index and our peer group index over a period from July 26, 2006 to March 31, 2010. Our peer group index is constructed based on the following selected peer group of companies: Infosys Technologies Limited, Wipro Limited, Cognizant Technology Solutions Corporation, Tata Consultancy Services Limited (trading on the Bombay Stock Exchange and National Stock Exchange, India) and Exlservice Holdings, Inc and Genpact Limited. The Company believes that these companies most closely resemble business mix and that their performance is representative of its industry. The returns of the component entities of the Company’s peer group index are weighed according to the market capitalization of each entity as of the beginning of each period for which a return is presented. July 26, 2006 was the first day of trading in the Company’s ADSs. The total shareholder return assumes US$100 invested at the beginning of the period in the Company’s ADSs, the S&P 500 Index, the NYSE composite Index and our peer group index. It also assumes reinvestment of all dividends. Pursuant to the rules and interpretations of the Commission, the graph is calculated using, as the beginning measurement point, the closing price of the Company’s ADSs on July 26, 2006, which was US$24.50. The initial public offering price of the Company’s ADSs was US$20.00 per share.

Cumulative Total Return
Based upon an initial investment of US$100 on July 26, 2006 with dividends reinvested